CONFIDENTIAL TREATMENT REQUESTED

BY ARES ACQUISITION CORPORATION II and

KODIAK ROBOTICS, INC.: AACT-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, NY 10167

Kodiak Robotics, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

July 25, 2025

VIA EDGAR

Attention:	Brittany Ebbertt
Kathleen Collins
Marion Graham
Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ares Acquisition Corporation II

Kodiak Robotics, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 30, 2025

File No. 333-287278

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation II (“AACT”) and Kodiak Robotics, Inc. (“Legacy Kodiak”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2025 with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-287278), filed with the Commission on June 30, 2025 (the “Registration Statement”). As used in this letter (this “Letter”), “we,” “us,” and “our” refer to AACT and Legacy Kodiak collectively.

Concurrent with the submission of this Letter, we are submitting Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”).

Because of the commercially sensitive nature of certain information contained in this Letter, this submission is accompanied by our request for confidential treatment for selected portions of this Letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of our letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this Letter through the Staff’s secure file transfer.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used but not defined in this Letter have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.

We note your revised disclosure and response to prior comment 1. While we note you expect that all Exchanged Kodiak Options will have an exercise price less than the Redemption Price, the intent of the cover page table and the first tables on pages xxi and 4 is to show the shares that will be outstanding immediately following the Business Combination. Therefore, please revise to remove the shares of Kodiak Common Stock underlying the Exchanged Kodiak Options from such tables. Also, revise the introductory paragraph and footnote (3) to explain that the dilutive effects of the Exchanged Kodiak Options are excluded from the cover page table and the first table on pages xxi and 4. In addition, you refer to 54,794,192 Kodiak Common shares underlying Exchanged Kodiak Options everywhere throughout the filing, except page 238 where you refer 52,581,296 million shares. Please revise or explain this discrepancy.

Response: We acknowledge the Staff’s comment and advise the Staff that we believe that showing the shares of Kodiak Common Stock underlying the Exchanged Kodiak Options in the cover page table and the first tables on pages xxi and 4 most accurately presents the number of shares that are expected to be outstanding immediately following the Business Combination and is therefore the most informative and useful presentation for investors. As noted in our response to prior comment 1, the vast majority of Legacy Kodiak Options are significantly in-the-money, and we expect that all of the Exchanged Kodiak Options will have an exercise price less than the Redemption Price, such that the holders of such options will choose to exercise such Legacy Kodiak Options prior to their expiration. Excluding shares of Kodiak Common Stock underlying the Exchanged Kodiak Options from the cover page table and the first tables on pages xxi and 4 would therefore have the effect of meaningfully understating the likely dilution that shareholders will experience. Accordingly, we believe including the shares underlying the Exchanged Kodiak Options in such tabular presentations is the most informative and meaningful presentation for investors.

We acknowledge the Staff’s comment regarding the discrepancy in the number of shares of Kodiak Common Stock underlying the Exchanged Kodiak Options. The disclosure of the lower number of Exchanged Kodiak Options on page 238 of Amendment No. 1 and on page 242 of Amendment No. 2 reflects the number of shares of Kodiak Common Stock underlying the Exchanged Kodiak Options as of December 31, 2024, which is the applicable period in those disclosures, while throughout the remainder of the filing we disclose the number of shares of Kodiak Common Stock underlying the Exchanged Kodiak Options as of the date of the filing.

Summary of the Proxy Statement/Prospectus Equity Stake Upon Closing, page 3

2.	We note your revised disclosure and response to prior comment 4. Please address the following:

•	Revise to present a tabular reconciliation of both the numerator and denominator that separately shows each item included in the calculation of net tangible book value per share as adjusted.

•

Ensure your calculation includes all material probable or consummated transactions and transactions that will otherwise materially affect AACT’s net tangible book value as adjusted including, but not limited to, transaction costs paid by AACT and the PIPE financing transaction, but excluding the effects of the Business Combination itself.

•

Revise to remove disclosure of net tangible book value as adjusted including exercise of the public and private warrants, and the related per share calculations, as it does not appear these warrants will be exercised upon the Business Combination. If you determine these warrants represent a future material potential source of dilution, include narrative disclosure outside of this table.

Response: We have revised the disclosure on pages 5 through 7 of Amendment No. 2.

3.

We note your revised disclosure of Company Valuation at IPO Price Per Share in response to prior comment 5. Please revise to present a tabular reconciliation of this calculation separately from your net tangible book value, as adjusted, calculations. Note that this calculation should include shares issued to Legacy Kodiak shareholders as part of the Business Combination transaction. Refer to the example in Section II.D.3.iv.f of SEC Release No. 33-11265. Additionally, tell us whether you considered including in this calculation shares that will be issued upon: (i) conversion of the SAFE Loans and the Second Lien Loans, including the Exchanged SAFE; (ii) vesting and net exercise of the Legacy Kodiak Warrants; and (iii) to the Legacy Kodiak advisor as payment of $12.5 million in fees.

Response: We have revised the disclosure on pages 7 and 8 of Amendment No. 2.

Sponsor and Affiliates Compensation, page 24

4.

Please refer to prior comment 3 and revise to include, in tabular format, the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction.

Response: We have revised the disclosure on pages 27 and 28 of Amendment No. 2.

Risk Factors

Risks Related to Legacy Kodiak

We rely on a limited number of customers for a significant portion of our revenue…, page 35

5.

We note your revised disclosures in response to prior comment 23. Please also revise this risk factor to disclose that Legacy Kodiak does not currently have any active work orders under its commercial agreement with its significant customer, the U.S. Army, and that the current contract is set to expire on October 1, 2025.

Response: We have revised the disclosure on page 39 of Amendment No. 2.

We expect Kodiak to qualify as an “emerging growth company” within the meaning of..., page 69

6.

We note your revised disclosure and response to prior comment 6. As previously requested, please revise to explain that because Kodiak has elected to take advantage of the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with the public company effective dates.

Response: We have revised the disclosure on pages 73 and 74 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 – Pro Forma Adjustments

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined

Balance Sheet, page 235

7.

We note your revised disclosures and response to prior comment 15. Please revise your disclosures on page 225 and in pro forma adjustment (C3) to disclose the due date for any payments under the Exchanged Safe Loan should the Sponsor Affiliate choose not to convert this loan. Also, explain further why you assumed repayment of the Overfunding Loans in cash for pro forma purposes. Revise pro forma adjustment (C7) to disclose the number of warrants that will be issued should the Sponsor choose to convert this loan into Kodiak Warrants, and describe the potentially dilutive impact on pro forma per share amounts.

Response: We advise the Staff that neither the Sponsor nor the Sponsor Affiliate Investor has indicated whether it will elect to cause the Overfunding Loans or the Exchanged SAFE Loan, respectively, to be converted. As such, we believe it is appropriate to assume that neither the Exchanged SAFE Loan nor the Overfunding Loan will be converted into equity in connection with the Closing. We have revised pro forma adjustment (C3) in Amendment No. 2 to reflect such assumption. We have also included disclosure regarding (i) the due date for payments under the Exchanged SAFE Loan should the Sponsor Affiliate elect not to convert this loan, (ii) the number of shares of Kodiak Common Stock that would be issued should the Sponsor Affiliate Investor elect to convert the Exchanged SAFE Loan into Kodiak Common Stock and (iii) the potentially dilutive impact on pro forma per share amounts if the Exchanged SAFE Loan is converted.

We have revised pro forma adjustment (C7) to disclose the number of warrants that would be issued and the impact to pro forma per share amounts should the Sponsor elect to convert the Overfunding Loans into Kodiak Warrants.

8.

Please provide us with a breakdown of the transaction costs incurred by each of Legacy Kodiak and AACT that are included in pro forma adjustment (C8). In your response, tell us how you determined which costs were attributable to the issuance of equity instruments and which were attributable to the Business Combination. Explain why you have not included any adjustment to the pro forma combined statement of operations and provide the specific accounting guidance you relied upon. Refer also to SAB Topic 5.A.

Response: We advise the Staff that pro forma adjustment (C8), which relates to a net increase to additional paid-in-capital of $36.5 million and a corresponding reduction in cash, consists of $21.4 million and $15.1 million of transaction costs incurred or expected to be incurred subsequent to March 31, 2025 by AACT and Legacy Kodiak, respectively. The $21.4 million of AACT transaction costs includes $12.9 million in investment advisory fees and $8.5 million in legal fees. The $15.1 million of Legacy Kodiak transaction costs payable in cash consists of $8.0 million in legal fees, $3.0 million in investment advisory fees, $2.9 million in accounting-related fees and $1.2 million in other direct and incremental transaction fees. Additionally, as disclosed in pro forma adjustment (C8), management expects Legacy Kodiak to satisfy its obligation to pay $12.5 million of investment advisory fees related to the Business Combination in shares of Kodiak Common Stock upon the Closing.

The Business Combination will be accounted for as a reverse capitalization under all scenarios, rather than a business combination accounted for under ASC 805, Business Combinations. As all instruments issued or assumed in the SPAC merger are equity-classified, any direct and incremental costs incurred by Legacy Kodiak are being deferred and recognized in equity upon the Closing, consistent with SAB Topic 5.A. As such costs will not impact earnings, we have not reflected these costs as an adjustment to the pro forma statement of operations.

Further, AACT transaction costs are included in pro forma adjustment (C8) to reflect the impact on the pro forma cash balance available to Kodiak upon the Closing. Costs incurred by AACT have or will be expensed as incurred in AACT’s pre-transaction financial statements. We have not included a pro forma adjustment to remove any recorded transaction costs in AACT’s historical statement of operations. Additionally, we have not included a pro forma adjustment to add transaction costs incurred or to be incurred by AACT after the historical period in reliance on the Commission Staff speech by Mr. Olinger at the 2022 AICPA & CIMA Conference on Current SEC and PCAOB Developments regarding acquiree transaction costs.

Information About Legacy Kodiak

Select Customer Case Studies, page 302

9.

We note your revised disclosure and response to prior comment 23. As previously requested, please revise to disclose the terms of your arrangements with J.B. Hunt and Werner Enterprises, including whether these arrangements are still ongoing or if, and when, they have ended. Tell us the amount of revenue recognized from these arrangements, as applicable, and revise to disclose how you accounted for any such revenue. Also, revise to clarify that revenue from the customers selected for your case studies, with the exception of the U.S. Army, have been immaterial to date.

Response: We have revised page 316 of Amendment No. 2 to disclose the terms of Legacy Kodiak’s arrangements with J.B. Hunt and Werner Enterprises. With respect to the amount of revenue recognized from these arrangements, we acknowledge the Staff’s comment and advise the Staff that the case studies are meant to be illustrative of the technological progression of the Kodiak Driver and the maturation of Legacy Kodiak’s product implementations with these customers. The revenue recognized in respect of such arrangements has been immaterial to date with the exception of the U.S. Army. We have revised the disclosure on page 310 of Amendment No. 2 accordingly. We advise the Staff that we do not believe that further disclosure of customer-specific revenue is material to potential investors, as no customer of Legacy Kodiak, other than the U.S. Army, was material to Legacy Kodiak’s revenue during the periods covered by the financial statements presented in the Registration Statement.

Ares Acquisition Corporation II

Note 2. Significant Accounting Policies

Recent Accounting Pronouncements, page F-15

10.

You state in your response to prior comment 11 that both AACT and Legacy Kodiak will early adopt ASU 2025-03. Please revise here to include a discussion of AACT’s intent to early adopt this guidance. Refer to SAB 74.

Response: We acknowledge the Staff’s comment and advise the Staff that AACT’s management has elected to early adopt ASU 2025-03 as of April 1, 2025. We further advise the Staff that AACT expects to include the below disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 when such report is filed with the SEC:

In May 2025, the FASB issued ASU No. 2025-03, “Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“ASU 2025-03”) which amends the ASC 805, Business Combinations, framework for identifying the accounting acquirer in business combinations when the legal acquiree is a variable interest entity (“VIE”) by requiring entities to consider the general accounting acquirer factors in ASC 805 when the transaction is primarily effected by the exchange of equity interests. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. The ASU is effective for all annual reporting periods (and interim periods in annual reporting periods) beginning after December 15, 2026. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). Management has elected to early adopt ASU 2025-03 as of April 1, 2025. The adoption of ASU 2025-03 will not have any retrospective impact to the Company’s historical financial statements.

Kodiak Robotics, Inc.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-54

11.

We note your revised disclosure and response to prior comment 27. Please further revise to disclose the typical length, or intended term, of your DaaS contracts. In this regard, we note from disclosure on page 299 you intend to enter master service agreements with terms of three to four years. In addition, we note DaaS arrangements consist of one highly integrated bundle of goods and services that represent a single output, which is recognized into revenue ratably over the term of the contract. You state that the single performance obligation is comprised of hardware and software together with ongoing support services. Please revise to clarify whether you license (or lease) vehicles to Atlas or sell vehicles to Atlas. In this regard, you state on page 3 that Atlas has contracted to order 100 trucks and refer to these as being both “licensed” and “purchased” by Atlas. Also, explain further how you determined these arrangements include a single performance obligation and specifically address how you applied the guidance in ASC 606-10-25-19 through 25-21. Revise your disclosures as necessary.

Response: We have revised the disclosure on pages F-55 and F-85 of Amendment No. 2 to include the typical expected length of Legacy Kodiak’s DaaS contracts. We advise the Staff that customers under a DaaS contract own the vehicles, and Legacy Kodiak provides autonomous driving capabilities to such customer-owned vehicles through the Kodiak Driver. Legacy Kodiak does not sell, license or lease vehicles to Atlas. We have clarified the disclosure in Amendment No. 2 in this regard to specify that the Kodiak Driver is used on customer-owned vehicles.

We determined that the nature of Legacy Kodiak’s DaaS arrangements includes a single performance obligation to provide autonomous driving capabilities to customer-owned vehicles during the contract term based on the following considerations.

We first assessed the promises in the applicable customer contract, which includes (i) the supply of the Kodiak Driver, Legacy Kodiak’s self-driving technology consisting of both hardware (which includes sensor pods, redundant architectures, AI compute and actuation control engine) and software to provide autonomous driving capabilities to customer-owned vehicles and (ii) ongoing support services during the contract term. Legacy Kodiak’s ongoing support services to Atlas include Legacy Kodiak’s promise to provide operational support, including remote monitoring and on-site support, regular software updates and the maintenance of hardware.

We next evaluated whether these promises are distinct by meeting both the criteria discussed in ASC 606-10-25-19 through 25-21: (i) capable of being distinct, and (ii) distinct within the context of the contract. The Kodiak Driver is designed to work as a combined unit with the ongoing support services to provide autonomous driving capabilities to customer-owned vehicles. The Kodiak Driver is an integrated technology platform that continuously collects data from sensors (including cameras, radars and LiDARs) integrated into proprietary “sensorpods” to perceive the environment around a vehicle and formulate a safe path to drive. This path is converted to actuation (electronic) commands to the throttle, brakes and steering systems of the vehicle, enabling the vehicle to drive autonomously. This full cycle repeats itself ten times every second, with updated information constantly being communicated between the hardware and software, which results in the hardware and software being highly interdependent and interrelated.

Legacy Kodiak’s ongoing support services include monitoring, enabling, tracking and providing remote assistance as needed for each trip. For example, should a vehicle equipped with the Kodiak Driver experience an obstacle enroute, it communicates with Legacy Kodiak’s remote monitoring center and Legacy Kodiak’s ongoing support services provide real-time remote assistance to the Kodiak Driver. As such, Atlas is not able to benefit from the Kodiak Driver without the ongoing support services, which are delivered concurrently over the same period of time as the Kodiak Driver.

Therefore, we determined that these promises are not distinct within the context of the contract and accounted for the hardware, software and ongoing support services as a combined performance obligation.

12.

We note that in response to prior comment 28, you removed the discussion of Kodiak’s customer billing policy. Please revise to include a discussion of Kodiak’s billing policy for each revenue stream. To the extent billings are based upon completion of milestones, clarify what is meant by such reference.

Response: We have revised the disclosure on pages F-55 and F-85 of Amendment No. 2 to include a discussion of Legacy Kodiak’s billing policy under its DaaS contract, where fees are generally billed monthly and typically on 30-day payment terms. We advise the Staff that Legacy Kodiak’s policy for freight delivery and ground autonomous solutions already includes Legacy Kodiak’s billing policies for each of these two revenue streams, where we disclose for freight delivery that fees are generally billed upon delivery and are typically on 30-day payments terms and for ground autonomy solutions fixed fees are invoiced on an agreed upon billing schedule on payment terms in accordance with the Prompt Payment Act.

Kodiak Robotics, Inc.

Note 2. Summary of Significant Accounting Policies

Concentration of Risks, page F-83

13.

We note your revised disclosure and response to prior comment 26. As previously requested, please revise to clarify whether the customers in each period are the same by distinguishing each customer as Customer A, Customer B, etc. In your response, provide us with the names of these significant customers in each period.

Response: We have revised the disclosure on page F-84 of Amendment No. 2 to distinguish each customer in each period as Customer A, Customer B, etc. The names of the significant customers in each period are set forth in the table below.

Name
Customer A	[****]
Customer B	[****]
Customer C	[****]
Customer D	[****]
Customer E	[****]

General

14.

We note your disclosure that upon the consummation of the Business Combination, the Sponsor shall have the option to convert the Working Capital Loans for warrants with terms identical to the Private Placement Warrants. Please clarify how the issuance of warrants under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by the Sponsor and the impact on the ability of the Sponsor to exercise control with respect to the company.

Response: We have revised the disclosure on page 98 of Amendment No. 2.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355 or Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410.

Very truly yours,

ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name: Allyson Satin
Title: Chief Operating Officer

KODIAK ROBOTICS, INC.

By:	/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer

Enclosures

cc:	Philippa Bond, P.C.

Monica Shilling, P.C.

Walton Dumas

Van Whiting

Kirkland & Ellis LLP

Jeffrey Saper

Melissa Rick

Austin March

Wilson Sonsini Goodrich & Rosati, P.C.